SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                      ANTIGENICS INC.
 					(Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
 				 (Title of Class of Securities)

					037032-10-9
					(CUSIP Number)

					DR. Garo H. Armen
					Chairman and Chief Executive Officer
					Antigenics Inc.
					630 Fifth Avenue, Suite 2100
					New York, New York 10111


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



					DECEMBER 20, 2002
		 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sec.240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7(b) for other parties to whom copies are
to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. _______________

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Brad M. Kelley
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)

 a) N/A
 b) N/A
 3)  SEC Use Only _________________________________________

4)  Source of Funds (See Instructions)Not Applicable
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 _____________________________________________

6)  Citizenship or Place of Organization United States
 Number of (7) Sole Voting Power 1,679,640
 Shares Benefically owned    (8) Shared Voting Power      -0-


 Shares beneficially Owned by  (9) Sole Dispositive Power 1,679,640
  Each Reporting person
 (10) Shared Dispositive Power         -0-
 With      11)  Aggregate Amount Beneficially Owned by
 Each Reporting Person 1,679,640

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
 Shares (See
 Instructions)____________________________________________

 13)  Percent of Class Represented by Amount in Row (11) 5.079%
 14)  Type of Reporting Person (See Instructions)    IN
 __________________________________________________ ______________
 _________________________________________________________________
 _________________________________________________________________
 _________________________________________________________________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 24, 2002
Date

Brad M. Kelley
Signature

The orginal statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative
 (other than an executive officer or general partner of
 the filing person), evidence of the representative's authority to sign on behalf of such a person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by
reference.  The name and any title of each   person
who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
 (SEE 18 U.S.C. 1001)

..
ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock of Antigenics Inc.
 ("The Company"). The Company's principal offices are located at 630 Fifth Avenue, Suite 2100 New York, New York 10111.

ITEM 2.   IDENTITY AND BACKGROUND

 The name of the person filing this statement is Brad M. Kelley, an individual (the "reporting person"). The reporting person's residential address is P.O. Box 1355 1600 Jean LaFitte, Boca Grande, Florida
 33921.  He is employed as Chairman of
Commonwealth Brands, Inc., 2200 Lapsley Lane,
Bowling Green, Kentucky 42103.
His telephone number is (270) 781-9100.

During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

The reporting person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule 13D covers 1,679,640 shares beneficially owned by Kelley individually. All of the 1,679,640 shares are beneficially owned by Kelley individually. No shares are held in nominees' name for his benefit. The stock beneficially owned by Kelley individually and through his immediate family was purchased with personal funds beginning August 02, 2002, with the last purchase being made on December 20, 2002.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment. Kelley may acquire additional shares of the stock from time to time in market or private transactions.

The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Kelley individually beneficially owns 1,679,640 shares of common stock of the Company, which based on the Company's 14A Proxy Statement filed April 22, 2002 represents approximately 5.079% of the outstanding stock of 33,066,476 shares as of April 5, 2002.

Exhibit A attached hereto contains information as to all transactions in the shares by the Reporting Person in the past 60 days. All such transactions were made in the open market. No other transactions in the shares have been effected by the Reporting
Person since such date.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR
  RELATIONSHIP
WITH RESPECT TO SECURITIES OF THE ISSUER.

  None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

  Exhibit A    Transactions in the Stock by the Reporting
 Person since, August 02, 2002.


Brad M. Kelley

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 24, 2002
/s/

Brad M. Kelley



                              Exhibit A
               Transactions in the Shares by the Reporting Person


KELLEY  BRAD

Holdings
Quantity
Name
Open Date
Unit Cost
Cost Amount

Quantity	Open Date	Unit Cost	Cost Amount	Value











"1,296"	08/02/2002	8.9005	"11,535.08"
"1,200"	08/02/2002	8.8196	"10,583.54"
900		08/02/2002	8.6937	"7,824.32"
200		08/02/2002	8.8206	"1,764.12"
"1,404"	08/05/2002	8.7323	"12,260.13"
"1,400"	08/05/2002	8.7222	"12,211.03"
"1,200"	08/05/2002	8.7364	"10,483.74"
600		08/05/2002	8.7211	"5,232.69"
500		08/05/2002	8.7313	"4,365.64"
300		08/05/2002	8.7293	"2,618.78"
300		08/05/2002	8.7293	"2,618.78"
300		08/05/2002	8.7313	"2,619.38"
"6,700"	08/06/2002	8.7103	"58,359.03"
"1,300"	08/06/2002	8.7002	"11,310.30"
"1,200"	08/06/2002	8.6902	"10,428.19"
800		08/06/2002	8.6863	"6,949.07"
400		09/03/2002	8.947		"3,578.81"
"2,000"	09/17/2002	8.6724	"17,344.88"
"1,000"	09/17/2002	8.9351	"8,935.14"
900		09/17/2002	8.9417	"8,047.54"
100		09/17/2002	8.926		"1,015.00"
"2,000"	09/18/2002	8.5613	"17,122.53"
"2,000"	09/18/2002	8.5284	"17,056.76"
"2,000"	09/18/2002	8.579		"17,158.04"
"8,400"	09/24/2002	7.8442	"65,891.13"
"1,000"	09/24/2002	7.743		"7,742.97"
300		09/24/2002	7.7293	"2,318.78"
100		09/24/2002	7.7936	779.36
100		09/24/2002	7.8037	780.37
100		09/24/2002	7.8138	781.38
"10,000"	10/14/2002	7.6818	"76,817.68"
"9,400"	10/14/2002	7.6818	"72,208.63"
"8,800"	10/14/2002	7.6823	"67,604.57"
800		10/14/2002	7.6717	"6,137.33"
500		10/14/2002	7.6767	"3,838.36"
400		10/14/2002	7.6787	"3,071.49"
100		10/14/2002	7.6717	767.17
"10,000"	10/15/2002	8.0318	"80,318.07"
"9,400"	10/15/2002	8.0419	"75,593.98"
"9,000"	10/15/2002	8.0318	"72,286.29"
"9,000"	10/15/2002	8.0318	"72,286.29"
"1,000"	10/15/2002	8.0267	"8,026.71"
"1,000"	10/15/2002	8.0167	"8,016.66"
600		10/15/2002	8.0369	"4,822.12"
"7,900"	10/16/2002	7.899		"62,402.21"
200		10/16/2002	7.8933	"1,578.66"
"1,500"	10/24/2002	9.2404	"13,860.61"
"1,000"	10/24/2002	9.2574	"9,257.42"
"24,400"	10/28/2002	9.58		"233,752.00"
"24,180"	10/28/2002	9.58		"231,644.40"
540		10/28/2002	9.38		"5,065.20"
500		10/28/2002	9.576		"4,788.00"
500		10/28/2002	9.543		"4,771.50"
320		10/28/2002	9.57		"3,062.40"
100		10/28/2002	9.57		"1,015.00"
"30,000"	10/29/2002	9.4802	"284,405.00"
"19,500"	10/29/2002	9.53		"185,835.00"
500		10/29/2002	9.29		"4,645.00"
500		10/29/2002	9.535		"4,767.50"
"23,300"	10/30/2002	9.58		"223,214.00"
"6,200"	10/30/2002	9.53		"59,086.00"
500		10/30/2002	9.572		"4,786.00"
"19,400"	10/31/2002	9.6		"186,240.00"
"1,600"	10/31/2002	9.46		"15,136.00"
600		10/31/2002	9.6283	"5,777.00"
500		10/31/2002	9.305		"4,652.50"
"20,000"	11/01/2002	9.58		"191,600.00"
"19,300"	11/01/2002	9.5803	"184,899.00"
700		11/01/2002	9.54		"6,678.00"
"3,300"	11/04/2002	9.7215	"32,081.00"
"4,500"	11/05/2002	10.7111	"48,200.00"
"3,000"	11/05/2002	10.73		"32,190.00"
900		11/05/2002	10.62		"9,558.00"
900		11/05/2002	10.63		"9,567.00"
400		11/05/2002	10.64		"4,256.00"
200		11/05/2002	10.57		"2,114.00"
100		11/05/2002	10.635	"1,063.50"
"20,000"	11/06/2002	10.897	"217,940.18"
"5,000"	11/06/2002	10.7358	"53,679.11"
"5,000"	11/06/2002	10.7956	"53,978.21"
"11,000"	11/07/2002	10.78		"118,580.00"
900		11/07/2002	10.78		"9,702.00"
500		11/07/2002	10.741	"5,370.50"
100		11/07/2002	10.67		"1,067.00"
"10,000"	11/08/2002	10.9805	"109,805.00"
"12,800"	11/11/2002	11.1		"142,080.00"
"8,000"	11/11/2002	11.15		"89,200.00"
"7,800"	11/11/2002	11.08		"86,424.00"
"7,500"	11/11/2002	11.1107	"83,330.00"
"5,500"	11/11/2002	11.14		"61,270.00"
200		11/11/2002	11.09		"2,218.00"
200		11/11/2002	11.098	"2,219.60"
"18,000"	11/12/2002	10.85		"195,300.00"
"11,500"	11/12/2002	10.85		"124,775.00"
"11,000"	11/12/2002	10.9		"119,900.00"
"10,000"	11/12/2002	10.9005	"109,005.00"
"5,000"	11/12/2002	10.89		"54,450.00"
"3,500"	11/12/2002	10.8		"37,800.00"
"1,000"	11/12/2002	10.87		"10,870.00"
"13,500"	11/13/2002	10.7504	"145,130.00"
"10,000"	11/13/2002	10.74		"107,400.00"
"20,000"	11/14/2002	10.92		"218,400.00"
"6,500"	11/14/2002	10.85		"70,525.00"
"1,000"	11/14/2002	10.805	"10,805.00"
"25,000"	11/15/2002	11.5402	"288,505.00"
"25,000"	11/15/2002	11.4		"285,000.00"
"7,500"	11/15/2002	11.2		"84,000.00"
"15,000"	11/18/2002	11.2103	"168,155.00"
"7,800"	11/18/2002	11.22		"87,516.00"
"20,000"	11/19/2002	11.1303	"222,605.00"
"20,000"	11/19/2002	11.11		"222,200.00"
"25,000"	11/21/2002	11.43		"285,750.00"
"17,000"	11/21/2002	11.28		"191,760.00"
"15,000"	11/21/2002	11.43		171,450.00"
"1,000"	11/21/2002	11.175	"11,175.00"
"1,000"	11/21/2002	11.23		"11,230.00"
"30,000"	11/22/2002	11.4302	"342,905.00"
"30,000"	11/22/2002	11.3599	"340,797.73"
"25,000"	11/22/2002	11.58		"289,500.00"
"28,500"	11/25/2002	11.78		"335,730.00"
"25,000"	11/25/2002	11.8102	"295,255.00"
"25,000"	11/25/2002	11.68		"292,000.00"
"20,000"	11/25/2002	11.73		"234,600.00"
"15,000"	11/25/2002	11.64		"174,600.00"
"6,500"	11/25/2002	11.73		"76,245.00"
"5,000"	11/25/2002	11.68		"58,400.00"
"25,000"	11/26/2002	11.3802	"284,505.00"
"15,000"	11/26/2002	11.4049	"171,073.10"
"5,000"	11/26/2002	11.3843	"56,921.32"
"25,000"	12/02/2002	12.05		"301,250.00"
"20,000"	12/02/2002	12.0603	"241,205.00"
"20,000"	12/04/2002	11.6		"232,000.00"
"20,000"	12/04/2002	11.739	"234,780.47"
"15,000"	12/04/2002	11.7		"175,500.00"
"5,000"	12/04/2002	11.641	"58,205.00"
"5,000"	12/04/2002	11.61		"58,050.00"
"5,000"	12/04/2002	11.6983	"58,491.47"
"14,000"	12/05/2002	11.6004	"162,405.00"
"13,000"	12/05/2002	11.5675	"150,377.58"
"12,000"	12/05/2002	11.6388	"139,665.18"
"6,000"	12/05/2002	11.53		"69,180.00"
"10,000"	12/06/2002	11.6905	"116,905.00"
"20,500"	12/09/2002	11.7002	"239,855.00"
"10,000"	12/09/2002	11.83		"118,300.00"
"10,000"	12/09/2002	11.81		"118,100.00"
"3,000"	12/09/2002	11.85		"35,550.00"
"2,000"	12/09/2002	11.8		"23,600.00"
"25,000"	12/10/2002	11.5329	"288,321.96"
"25,000"	12/10/2002	11.72		"293,000.00"
"25,000"	12/10/2002	11.6		"290,000.00"
"25,000"	12/10/2002	11.47		"286,750.00"
"15,000"	12/10/2002	11.03		"165,450.00"
"12,500"	12/10/2002	11.47		"143,375.00"
"10,000"	12/10/2002	11.05		"110,500.00"
"2,500"	12/10/2002	11.48		"28,700.00"
800		12/10/2002	11.8363	"9,469.00"
"2,500"	12/11/2002	10.942	"27,355.00"
"1,000"	12/11/2002	10.95		"10,950.00"
"25,000"	12/12/2002	11.0702	"276,755.00"
"14,989"	12/12/2002	11.04		"165,478.56"
"10,000"	12/12/2002	11		"110,000.00"
"10,000"	12/12/2002	11		"110,000.00"
11		12/12/2002	10.98		120.78
"5,000"	12/13/2002	10.851	"54,255.00"
"10,000"	12/16/2002	10.95		"109,500.00"
"20,000"	12/16/2002	11.1		"222,000.00"
"10,000"	12/16/2002	10.7505	"107,505.00"
"24,100"	12/17/2002	11.35		"273,535.00"
"10,000"	12/17/2002	11.18		"111,800.00"
"10,000"	12/17/2002	11.19		"111,900.00"
"10,000"	12/17/2002	11.21		"112,100.00"
"8,300"	12/17/2002	11.21		"93,043.00"
"8,100"	12/17/2002	11.3625	"92,036.39"
"5,000"	12/17/2002	11.29		"56,450.00"
"4,500"	12/17/2002	11.34		"51,030.00"
"15,000"	12/18/2002	11.1		"166,500.00"
"9,000"	12/18/2002	11.15		"100,350.00"
"6,000"	12/18/2002	11.24		"67,440.00"
"5,000"	12/18/2002	11.141	"55,705.00"
"5,000"	12/18/2002	11.15		"55,750.00"
"5,000"	12/18/2002	11.36		"56,800.00"
"5,000"	12/18/2002	11.3		"56,500.00"
"12,500"	12/19/2002	10.96		"137,000.00"
"10,000"	12/19/2002	11.03		"110,300.00"
"10,000"	12/19/2002	10.98		"109,800.00"
"10,000"	12/19/2002	11		"110,000.00"
"8,000"	12/19/2002	10.95		"87,600.00"
"5,000"	12/19/2002	11.091	"55,455.00"
"5,000"	12/19/2002	11		"55,000.00"
"5,000"	12/19/2002	10.99		"54,950.00"
"2,500"	12/19/2002	11		"27,500.00"
"25,000"	12/20/2002	10.85		"271,250.00"
"15,000"	12/20/2002	10.9503	"164,255.00"
"10,000"	12/20/2002	10.87		"108,700.00"

